FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

YPF Sociedad Anónima

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated August 30, 2012

2	English version of Strategic Plan Presentation made on August 30, 2012.

Item 1

TRANSLATION

Buenos Aires, August 30, 2012

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: YPF strategic plan presentation

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

We hereby submit the presentation of the strategic plan of YPF S.A. approved by the Company’s Board of Directors, on the present day.

Yours faithfully,

Miguel Galuccio

President

YPF S.A.

Item2

Business plan 2013 – 2017 100 day plan August 30, 2012 Item 2

Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements.
Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the
fiscal year ended December 31, 2011 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

3 100 day plan Context 1 High impact plan 2 Business plan 3 Financial considerations 4 2012 - 2013 2013 - 2017 3

Our new DNA Integration Competitiveness Global Safety and environment National sense Professionalism Shareholder value 4

Argentine energy demand has outstripped domestic supply
180
150
120
100
220
230
70
99 00 01 02 03 04 05 06 07 08 09 10 11
Index
(100 = 1990)
GDP ;
energy demand
Production /
Imports
MBOE
Unprecedent growth
CAGR (p.a.)
last 10 years
Source: IMF, World Bank , Secretaria de Energía de la Nación
* Primary energy imported volume
GDP
YPF oil & gas
+7%
-6%
-2%
210
200
190
170
160
130
140
110
80
90
+4%
Energy imports*
(+USD 10 bn.)
Energy demand
Argentina
oil & gas
400
300
200
100
50
500
600
0

High potential - strong infrastructure and dynamic market
22
Cuiabá
Santa cruz
Rio de janeiro
Belo horizonte
Porto Alegre
Campo durán
Tucumán
Montevideo
Bahía
Blanca
Buenos Aires
Paisandú
Taltal
Tocopilla
San  jerónimo
Loma La lata
Concepción
Santiago
São paulo
Uruguaiana
33
29
30
23
2
6
12
14
20
La paz
22
3
Mercosur
19
16
16
3
5
2,5
9
1
20
30
NEUBA I y II
Norte
San Martin
Centro oeste
Yabog -gayrg
GNEA
São mateus
Paraná
Oil & gas
Total
496 MBOES
Production 2011
(by owner)
Pipelines and electric grid
Full regional connectivity
• North south, east west
• Open access
Human capital
• +100,000 qualified jobs
• Highly educated management
100 years of world-class operations
• +50 operators and service providers
(incl. top international players)
Pan American 18%
Wintershall 6%
Plus Petrol 3%
Others 15%
Chevron
San Jorge 3%
Sinopec 3%
Enap Sipetrol 1%
Tecpectrol 2%
Total Australl 6%
Petrobras 7%
YPF
36%

100 day plan
High impact
Stop the decline
New working platform
Growth
Unconventional resources
in “factory mode”
Establish new
operational DNA
Refining and marketing
New paradigm
Massive development of
unconventional resources
Argentina: Net energy exporter
Change the future of the
energy sector
Reverse the negative trend
Mature fields
Profitable growth strategy

100 day plan Context 1 High impact plan 2 Business plan 3 Financial considerations 4 2012 - 2013 2013 - 2017 8

Seasoned management team 200+ Years of cumulative oil and gas experience

Seasoned management team 15 + years of industry experience each Local and international experience 10

Safety and environment first 45,000 Participants in safety and productivity program

Reprioritized safety and environment
Creation of the QHSE Function at Corporate
level, reporting directly to the CEO
Enhancement of our
approach to Quality
as the key to
Operational Efficiency
Environmental
commitment
Mapping of processes
and capabilities to
minimize impact
YPF AND THE
WORKERS
Technical training
program focused on
safety and productivity
covering own and
contractor´s  personnel
across the country
+ 220
instructors
+ 45,000
participants

Relaunch exploration x 2.5 50 exploratory wells in 2012

9 wells
Exploration high impact plan
Relaunch conventional gas exploration
(Neuquen basin, San Jorge Bay basin),
increase exploration of tight gas
(Lajas- Molles).
15 wells
Exploration in mature fields aimed
at rapidly putting additional resource
into production.
0
2
4
6
8
10
Exploration wells
January - december 2012
Accummulated Monthly
High impact
plan 2012
High impact projects
Previous plan
2012
Average
2007/2011
Wells
Capex (MUSD)
Initial situation Current situation
April 2012 August 2012
22
10
14
132
130
265
19
20
50
50
Capex and wells

5 new shale discoveries 2 3 Vaca Muerta D-129 Golfo San Jorge

New shale reserve play in San Jorge Gulf basin
ECh.xp-159
LP.xp-2529
LC.xp-818
Las Heras
Successful exploratory wells
Wells with geochemical data
Total delineation area: 747 km²
Blocks 100% owned by YPF:
Disclosed to SEN in April and June 2012
D129 formation – Golfo de San Jorge
16
Productivity proven in additional source rock: extending shale oil and shale gas to Argentina´s most mature basin
•
Cañadón Yatel: 237 km²
•
Los Perales-las Mesetas: 1202 km²
• El Guadal -
Lomas del Cuy: 531 km²

YPF.Nq.LDMo.x-1
YPF.Nq.EOr.x-2
LDM.x-1 (Loma del Molle.x-1)
Location
60 km NW from Añelo
Disclosed to SEN on 13/08/12
WI Exploration
YPF 45% (operator),
Exxon-Mobil 45% and G&P 10%
Shale gas discoveries in Vaca Muerta
Location
67 km WSW from Rincón de los Sauces
EOr.x-2 (El Orejano.x-2)
WI Exploration
100 % YPF
17
Rincón de los Sauces
Añelo
LDMo.x-1
EOr.x-2

Complete delineation
in progress
Vaca Muerta  wells 2010-2011
Vaca Muerta 2012
Agrio 2012
Executed at 30/07/2012
Drilling or waiting completion
Areas
Blocks
Operated by YPF
With YPF Working Interest
Oil window
Wet gas window
Dry gas window
Increase shale
acreage value
Delineate new
development clusters
Secure shale
acreage

Continuing focused shale development in Vaca Muerta

2012 Stop decline 2013 Growth again

Exploitation high impact plan - production
2008 2009 2010 2011 2012 2013
256
243
240
221
228
243
Oil production (kbbls/day)
Gas production (Mm³/day)
High impact plan
Previous plan
Initial situation Current situation Initial situation Current situation
2008 2009 2010 2011 2012 2013
47
41
38
34
33
34
High impact plan
Previous plan
2012-2013
+3%
2008-2011
-10% p.a.
2008-2011
-5% p.a.
2012-2013
+7%
25
27
29
31
33
35
37
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
210
215
220
225
230
235
Jan Feb Mar Apr May Jun Jul Ago Sep Oct Nov Dec

Rigs Wells drilled
Gas
Oil
Initial situation Current situation
36
29
324
174
1
5
2
5
Drilling rigs
Drilling and workover rigs
2012 2013 2012 2013
2012 2013 2012 2013
April 2012 August 2012
Initial situation Current situation
April 2012 August 2012
Exploitation high impact plan - activity
55
15
1,564
122
accumulated
accumulated
21
0
200
400
600
800
1000
1200
1400
1600
0
50
100
150
200
250
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
0
10
20
30
40
50
60
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
0
2
4
6
8
10
12
14
16
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
0
20
40
60
80
100
120
140
0
5
10
15
20
25
30
35
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

Increase refined products Reduce imports + 7% - 47% in 2012 vs. Previous plan in 1H-2012 vs. 1H-2011

Downstream high impact plan
Increase utilization factor of refining complex
2012
Increase crude oil processing through
optimization of lubes production
Higher fuel oil production to substitute imports
Start up of hydro-treatment plants
Increase production of refined products via CCR Increase production of distillates
+ 7%
+ 7%
+ 4%
+ 6%
+ 46%
Production de fueloil Imports of gasoline, diesel and jet fuel Utilization factor Production of refined products
%
‘000 m³
10,076
10,757
11,290
2013
Key levers
m²
m³
410,291
600,304
764,702
401,750
82%
88%
92%
23
1 half 2011 vs. 1 half 2012
1  half 2011 vs. 1  half 2012
st
st
st
st

Financial stability roadmap

Financial stability roadmap
Extended local lines of credit with great reception from banks
Received proposals from international banks for cross-border financing
Eminent launch of local issuance of notes with six prominent local banks as placing agents
Called Shareholders´ Meeting to increase size of medium term notes program; first international tranche mandated to a leading international financial institution
Will conduct international non-deal roadshow to communicate strategic plan to financial community
Only lender that decided to accelerate financing was Repsol ($125 million payment done); all other creditors provided waiver or letter of non-acceleration or simply continued doing business-as-usual
Met committment to repay 2028 bond holders

26 100 day plan Context 1 High impact plan 2 3 Financial considerations 4 2012 - 2013 2013 - 2017 Business plan

Business plan development
Objective
Maximize company value
Capex
Strategic
planning
Integrated project portfolio
with IRR > cost of capital
Impact on
production /
supply
2013 2017
160
MBOE
Uses
of cash
Capex
Debt
service
Dividends
Generate value
People and
organization
Technology
and processes
Security,
safety and
environment
Communication
and public
relations
Portfolio
management
Refining
Commercial
Natural gas
Capex plan and
financial results
External
financing
Exploration
Exploitation
Cash flow and
value generation
Supply Resources

Strong portfolio with upside 2,400 Mbbl 400,000 Mm 3 Oil resources Gas resources

Strong oil project portfolio – significant upside
Total:
2,426 MBbl
+500
Only 20% of this resource portfolio in proven reserves (which largely supports 5 year production plan)
Oil
Characterized
projects
Gas
Total:
400,750 Mm³
(14 TCF)
+100
Characterized
projects
Base
production
20%
Primary
11%
Secondary
10%
Tertiary (EOR)
2%
Infill
1%
Optimizations
3%
Heavy oil
2%
Shale
51%
Base
production
15%
Primary
9%
Tight gas
15%
Infill
1%
Optimizations
1%
Compression
2%
Shale
57%

Renew exploration focus 250 Exploratory wells 2013 - 2017

Exploration plan
Exploration portfolio Exploration capex and activity
Expected value of the process not included in production curves
The exploration growth vector focuses on
the extension of productive basins and the
characterization of  unconventional resources
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
higher risk /Lower
potential
AVERAGE SIZE UNRISKED (MBOE)
1 10 100
ARGENTINA DEEP
OFFSHORE
688 MBOES –
5 PROSPECTS
INTERNATIONAL
168 MBOES
5 PROSPECTS
EEUU GOM
76 MBOE-2 PROSPECTS
ARGENTINA SHALLOW OFFSHORE
7 MBOES-4 PROSPECTS
NEW BASINS
141 MBOE-14 PROSPECTS
The size of the bubbles represents the
resource (unrisked)
UNCONVENTIONAL
(Not to scale)
> 12,000 MBOES
PRODUCTIVE BASINS
597 MBOE –
71 PROSPECTS
Exploration wells
2007 - 2011
19
2012 - 2017
50
Capex (USD million)
132 288
Annual average
Exploration wells
2007 - 2011
90
2012 - 2017
250
Capex (USD million)
660 1,440
5 years total
Lower risk /higher
potential

2013-2017 exploration plan - vision
Productive basins exploration
Unconventional Exploration
• Relaunch conventional gas exploration (Neuquén Basin, CGSJ)
• Brown fields exploration with first oil in short term
• Investigate heavy crude belt
Offshore exploration
• Feasible unconventional plays (VM, Lajas-Molles, GSJ and Cuyana Agrio)
• Oil & gas growth vector
• Focused on large sized opportunities
• Requires significant investment efforts
• Exploration in countries in the region with strategic synergies
• Start exploration in Colorado Basin and northern margin of Argentina Continental Shelf
• Relaunch exploration in Austral and Malvinas basins
New basins exploration
• Define the potential of currently unproductive basins based on ” Plan Argentina”
International exploration
Full coverage of basins and exploratory concepts aligned with strategic objectives

CONFIDENCIAL
Exploration strategy - conventional vs. unconventional
From play concept to execution
3-5 years
+25 years
Appraisal - development - infill
Vaca Muerta
Appraisal
Source rock extension
Resource play
Play Concept
Geochemistry
maturity model
Unconventional
Conventional
Pilot – factory model
Prospect
Testing source
rock
33
Prospective
resources
Contingent
Resources
Unproven
reserves
(probable,
possible)
Proved
reserves
(Proved developed
and undeveloped)
Play Concept
Surface geology
gravimetry
Leads
Possible structures
Exploratory
prospect
Quantifying
prospective resources
Development plan
Execution
Development plan
Execution

Boost oil production +29% Production rate Average 2013-2017 vs. 2011-2012

Exploitation plan - oil
Kbbl/d
USD 19.6 bn 251 Mbbl 5,380 wells
Shale Oil
Base production
Development - primary
Development - secondary
Tertiary (EOR)
Infill Drilling
Optimization - primary
Optimization - secondary
Heavy oils
2013 – 2017
(incremental)
MUSD
#
Capex Wells
Annual
average
Production
+ 29%
+ 19%
x2 +55%
24%
16%
53%
32%
14%
46%
49%
15%
27%
35
2013-17 2013-17 2013-17
-
50
100
150
200
250
300
350
400
2011- 12 2018- 22
-
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
2011 12 2018 22
- -
-
200
400
600
800
1,000
1,200
2011 12 2018 22
- -

Amalgameted channel characterization
Tighting well spacings
Geologically optimized well locations
Well completion optimization
Key parameters
Oil (Kbbls) 49,938
Gas (Mm3) 330
Investment(MUSD) 1,517
Wells 886
Workovers
397
Unit Development Cost (USD/Boe) 29
Discovery Date 1961
Concession up to November  2017
OOIP/OGIP
780 MBbl (164 Mm³)
Current Recovery Factor 11 % Fr Final 15%
Development Strategy
Barranca Baya Development
Example 1 – Primary Production
36
Barranca
Baya
Faja Plegada y
Sector Occidental
Flanco Norte
Flanco Sur

Discovery Date 1975
Concession up to November 2017
OOIP/OGIP
1704 MBbl (271 Mm³)
Current Recovery Factor 12%
Full Field Water Injection
Production Optimization
Development of underdeveloped areas
EOR
Challenge technical limits and new technologies
Fr Final 22%
Development  Plan
Example 2 – Waterflooding Project
Los Perales
Development Strategy
Key parameters
Oil (Kbbls)
106,443
Gas (Mm3)
455
Investment(MUSD)
3,834
Wells
1,548
Workovers
1,618
Unit Development Cost (USD/Boe)

37
Current Development

Discovery Date 1930
Concession up to November  2015
OOIP/OGIP
730 MBbl (117 Mm³)
Current Recovery Factor 20%
Fr Final 30%
Example 3 - Terciary Recovery (EOR)
Manantiales Behr – Grimbeek Polymer Flood Grimbeek
Optimal recovery via a more efficient flood
Pilot to Demonstrate Incremental Recovery
Technology to be extended to full field after a short waterflood
Challenge of new technical limits
Development Strategy
Key parameters
Oil (Kbbls)
39,200
Gas (Mm3)
453
Investment(MUSD)
1,564
Wells
801
Workovers
684
Unit Development Cost (USD/Boe)

Increase refined products +37% Diesel and gasoline 2017 vs. 2013

Downstream plan
Capex
Total 2013-2017
Contribution by project
USD 8.0 bn
Light
crude
+
Topping /
vacuum
capacity
+
Alkylation /
reforming
capacity
+
Hydro-
cracking /
coking
capacity
+
Annual CAGR
2013-2017 total increase
Gasoline
Diesel
Total
24%
44%
37%
5.6%
9.5%
8.1%
40
Gasoline
Diesel
Utilization Capacity
Upgrading Conversion
6%
3% 10%
5%
8%
18%
18%
Refined products increase
2013 - 2017
Refining complex expansion and upgrading

Leverage strong market position with commercial flexibility
YPF
Shell
Petrobras
Other
Esso
Market share (2011)
Crude
Processing
Nr. of gas
stations
Gasoline Diesel
YPF
Shell
Petrobras
Other
Esso
Price gap (2012 YTD)
Gasoline
To competition
30%
24%
14%
15%
To import parity
Diesel
Refined products increase of 8% per year will allow
YPF to meet a growing demand while reducing price
gap to competition and maintaining leading market
share position
41
34%
55%
54%
59%
15%
9%
13%
8%
15%
12%
11%
28%
19%
13%
8%
7%
13%
13%
5%
8%

Relaunch natural gas development +23% Production rate Average 2013-2017 vs. 2011-2012

Natural gas plan
Gas Bolivia
10
Gas
USD 6.5 billion capex
program 2013 - 2017
to boost local gas production
Susbtitute imports with local gas production
Gasoil
23
Fuel oil
18
GNL
13-17
8% p.a.
Import prices
USD/Mbtu
Local prices
USD/Mbtu
Gas plus
4 - 7
Industry
4 - 6
32
47

2013 2014 2015 2016 2017
Mm3/d

Exploitation plan - gas
Mm³
2013 – 2017
(incremental)
MUSD
#
Production Capex Wells
Annual
average
Base production
Infill Drilling
Compression
Optimizations
Development
Shale
Tight
35,687 Mm³
USD 6.5 bn 1,160 wells
+ 23%
+ 20%
x7 x9
/d
33%
27%
32%
41%
21%
35%
42%
18%
39%
44
-
10
20
30
40
50
60
2011- 12 2018- 22
2013-17
-
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2011- 12 2018-22
2013-17
-
50
100
150
200
250
300
350
400
2011- 12 2018- 22
2013-17

Example - natural gas project
Lotena (Loma la Lata, Neuquén Basin)
Los Barreales
Marimenuco
Integral Development of Lotena formation  in block Loma La Lata-Sierra Barrosa.
The project consists in obtaining reservoir information and a field gas development plan in the area. (model validation, reservoir architecture, structural appraisal  to develop 22 M BOE
Production Curve
Cumulative Gas Production, Wells/WO and Capex
2012 2012 2012 2012
18 3587 1 18 2 6 11 227
Capex M U$S
Total Total
Gas Mm 3
New wells
Total
Repairs
Total
45
200
400
600
800
1000
1200
1400
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021
2022 2023 2024 2025 2026 2027
Proy.  LLL Lotena - Gas km3/d
0

Unlock shale potential +100 Kbbl/d Oil by 2017 +13 Mm 3 /d Gas by 2017

Encouraging results in Vaca Muerta development
Vaca Muerta Wells
YPF´s Vertical Type Well (291 Kbbl)
Ryder Scott ´s well (207 Kbbl)
Current average performance
37
wells
drilled
27
wells
completed
Achieved production
rate of 6,800 Boe/d
10
wells
waiting for
completion
Another
26 wells
to be drilled
in 2012

Better prospect than U.S. comparable basin
Eagle Ford wells
are all horizontal with 15 hydraulic fractures on average
Vaca Muerta wells
vertical with 2 to 4 hydraulic fractures only
Vaca Muerta
Eagle Ford
3 - 5
30 - 100
TOC (%)
3-10
Thickness (mts) 30-450
2,500 – 8,500 Reservoir pressure (psi)
4,500-9,500
Time since first oil
6-mos
1 year
1.5 years 2 years 2.5 years 3 years
Last 6-month
average
320 bpd
Max Monthly Oil
bbl/d
48
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800

Shale oil development plan
Oil projects scope
KBbl/d
Upside
Loma Campana / LLL norte
Cluster #2
YPF net
Pilot + first cluster
Cluster #3 Cluster #4
Current production of NQN province
Production Acreage developed
49
5% of total Vaca Muerta
oil window
1055 Km²
186 Km²
114 Km²
465 Km²
290 Km²
0
50
100
150
200
250
300
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

Shale gas development plan
Mm
3
/d
Gas production evolution
20% of total gas window
Current production of NQN province
50
El orejano
pilot
Cluster #2 Cluster #3 Cluster #4 Cluster #5 Cluster #6 Cluster #7 Cluster #8
Upside
Production Acreage developed
22 Km
2
47 Km
2
50 Km
2
105 Km
2
60 Km
2
1379 Km
2
185 Km
2
41 Km
2
1888 Km
2

Huge unconventional potential in Argentina
Tarija
Los Monos
(shale gas)
Cretaceous
Yacoraite
(shale/tight/oil & gas)
Chaco Paraná
Devonico – Permico
(shale oil)
Austral
Inoceramus
More than 45 total
wells drilled  to
date by YPF
Cuyana
Cacheuta (shale oil)
Potrerillos (tight oil)
Among top 3 in the world  (along China and U.S.A.),
most advanced in shale oil
Neuquina
Vaca Muerta (shale oil/gas)
Los Molles (shale gas)
Agrio (shale oil)
Lajas (tight gas)
Mulichinco (tight oil/gas)
Golfo San Jorge
Pozo D-129 (shale oil/tight oil)
Neocomiano (shale oil/gas)

Unlocking the potential
Potencial
Partners
Strategic
Unconventional
experts
Technology
Services and
applications
Financial
Local and
international markets
Area
30,000 km²
Area
12,075 km²
Gross Net YPF
Shale oil y gas - Vaca Muerta
YPF´s leverage
• Know - how
• Facilities
• Qualified personnel
• Factory mode
• G&G
• Reservoir characterization
• Union relations
• Federal government relations
• Provincial government relations

100 day plan Context 1 High impact plan 2 3 Financial considerations 4 2012 - 2013 2013 - 2017 Business plan 53

Business plan - total capex
* Total base plan (gross)
Annual capex plan* 2013 – 2017  breakdown
Gross
USD 37.2 bn
Total
2013-2017
Net YPF
USD 32.6 bn
2013 2014 2015 2016 2017
USD bn
22%
Downstream
4%
Exploration
1%
Corporate
73%
Exploitation
1.0
3.0
5.0
7.0
9.0

Cash flow generation and external financing needs
Capex Financing Free cash flow profile - YPF net
Financiability
drivers
Base plan (gross) that
generates production
growth of:
+ 32%
in 5 years
Gross
37.2 32.6 27.9
Shale
partner
Financing
Internal YPF
cash flow
generation
2013 – 2017 business plan
2013
USD Bn
2014 2015 2016 2017
2018 2019 2020 2021 2022
USD Bn
1.0
2.0
3.0
4.0
-2.0
-1.0
YPF net 2018 - 2022
Oil and gas
+ 37%
in 5 years
Gasoline
and diesel
Strong operating performance: growing EBITDA
Prudent leverage: maximum debt/EBITDA < 1.5x
Shale partner with 50% working interest in first cluster  (250 km²) entering at an attractive IRR (carrying YPF in pilot development of 40km²)
Dividend policy: pay out ratio > 5%
100%
80%
70%

Stress test – reduced external financing
No shale partner
Only USD 500 million
additional debt
financing p.a.
(2013 – 2015)
Conservative scenario Reduced capex plan Production profile
Sources of capex financing
Financing with local
banks / capital markets
or with government
sponsored funds
Sufficient supply to meet
growing demand, while
maintaining target
market share
6%
Financing
Internal
cash flow
generation
USD Bn
2013 2017 2022
4%
4% USD Bn
CAGR:
(%)
56
94%
100%
2013 -2017 2018 2022
-
2013 2017 2018 2022
- -
24.7
37.0

650 KBOE/day – Total oil and gas

Upside scenario – faster ramp-up of shale
More shale partners
(50% working interest)
Reflects only part of the upside (still more than 65% of YPF´s acreage in Vaca Muerta undeveloped by 2017)
Upside  scenario Accelerated capex plan Production profile
1%
40.4
33.7
1 + shale oil cluster
(290 km²)
1 + shale gas cluster
(80 km²)
9%
CAGR:
(%)
57
32.7
27.9
7.7
5.8
2013-2017 2018-2022
Base case (gross)
Upside
USD Bn
492
641
659
75
81
2013 2017 2022
KBOE/d
Base
Upside

2013 - 2017 32% Oil and gas production growth +10,000 New jobs 37% Diesel and gasoline production growth 58

Business plan 2013 – 2017 100 day plan August 30, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 31, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer